[Letterhead of Perfect World Co., Ltd.]

July 24, 2012

VIA EDGAR AND FACSIMILE

Barbara Jacobs, Assistant Director

Edwin Kim, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2011 (the “2011 20-F”)

Filed May 11, 2012 (File No. 001-33587)

Dear Ms. Jacobs, Mr. Kim, Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated July 11, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below and followed by the response thereto.

General

1.	Please explain the impact of the February 2, 2012 lawsuit and freeze order against the assets of Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. on your ability to perfect your VIE agreements related to Beijing Perfect World Network Technology Co. Ltd., as described on pages 22, 74, and 102-103. Also, please explain the consequences if you are unable to ensure the registration of the equity pledge agreement with the appropriate relevant administration for industry and commerce.

The Company respectfully advises the Staff that, according to court record, the February 2, 2012 freezing order against the equity interests in Beijing Perfect World Network Technology Co. Ltd. (“PW Network”) held by Beijing Jiuzhou Tianyuan Investment Management Co., Ltd. (“Jiuzhou Tianyuan”) was withdrawn on July 10, 2012.

As of the date of this letter, the Company has amended its application for the registration of the equity pledge agreement between PW Software, PW Network and its equity holders with the relevant local administration for industry and commerce (“AIC”) and has received pre-approval for the application. The Company has been informed by the relevant local AIC that the final review of the application cannot be commenced until the two court freezing orders against the equity interests in PW Network held by Jiuzhou Tianyuan have been cleared from the local AIC record. As disclosed in the 2011 20-F, besides the February 2, 2012 freezing order against the equity interests in PW Network held by Jiuzhou Tianyuan, the Company obtained the other freezing order in April 2012 against the same equity interests in PW Network to prevent other parties from disposing of such equity interests. Given that the February 2, 2012 freezing order has been withdrawn, the Company is currently in the process of withdrawing the April 2012 freezing order and clearing the freezing orders from the local AIC record to facilitate the final approval of the registration of the equity pledge agreement.

The Company would like to bring to the Staff’s attention that it has disclosed on page 20 of the 2011 20-F the consequences if the Company is unable to ensure the registration of the equity pledge agreement with the relevant local AIC. The relevant language in the 2011 20-F is included below:

“We believe that the equity pledge agreement between PW Software, PW Network and its equity holders and between PW Software, PW Literature and its equity holders, as a contract between the parties thereto, became effective and valid on the date when the agreement was duly executed. Therefore, lack of registration does not limit the ability of PW Software to enforce its contractual rights against the equity holders of PW Network or PW Literature under the equity pledge agreements, such as the rights to ask the equity holders to register the equity pledge and demand the equity holders to sell the equity interests being pledged in the event of default under contracts secured by the equity pledge. For the same reason, lack of registration does not limit PW Software to exercise control over PW Network and PW Literature. However, in order to perfect an equity pledge, registration with the relevant local Administration for Industry and Commerce is required under the PRC Property Rights Law. If a third party acquires property right interests in PW Network’s or PW Literature’s equity interests in good faith prior to the registration of PW Network’s or PW Literature’s equity pledge, respectively, we cannot assure you that PW Software will be able to enforce the equity pledge against that third party.”

Information on the Company, Page 33

2.	We note your disclose on page 35 that you have entered into a “definitive agreement to invest up to RMB643.5 million as a limited partner in a venture capital fund over a nine-year period.” Please identify the venture capital fund and explain to us whether such an agreement is a material agreement that should be filed under Item 601(b)(10) of Regulation S-K. To the extent material, please advise us when you will file this agreement and confirm that you will provide a description of the material terms of agreement in future filings.

The Company respectfully advises the Staff that the venture capital fund consists of Tianjin Trendsters Capital, a Renminbi denominated fund formed in Tianjin, China, and PW Capital Investment Ltd., a U.S. dollar denominated fund formed in the British Virgin Islands. Tianjin Trendsters Capital is managed by its general partner, which is a PRC individual, and PW Capital Investment Ltd. is managed by its general partner, HiVentures Holdings Co., a limited liability company incorporated in the British Virgin Islands. Neither of the general partners is related to the Company.

The Company did not consider the agreement to invest in the venture capital fund to be material because (i) the Company’s initial investment as of the date of filing of the Company’s 2011 20-F was approximately RMB200 million, which was less than 10% of the company’s net asset or revenues in 2011, and (2) the Company does not know the exact amount of investment to be paid in any single future year as additional investments are contingent upon the balance of uninvested amount in the venture capital fund and the capital call issued by the general partner. However, if any subsequent investment in this fund becomes material in any future year, the Company will file the agreement as an exhibit to, and provide a description of the material terms of the agreement in, its filings on Form 20-F starting from that year. In that case, the Company also plans to file a request for confidential treatment of certain narrowly selected confidential information contained in the agreement.

Item 5. Operation and Financial Review and Prospects

Revenues, page 61

3.	We note your response to prior comment 2. We continue to believe that active paying customers and average revenue per active paying customer are important indicators to the users of your financial statements since these are critical components of your future growth. In this regard, we note your disclosure on page 62, that you expect that revenues generated from games operated under the time-based revenues model will remain a small portion of your online game operation revenues and you plan to continue to use the item-based revenue model for your new games in the future. As such, it is not clear why active paying customers and average revenue per active paying customer are not meaningful and relevant in addition to ACU. Refer to Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that, for the following reasons, the Company does not (1) consider active paying customers, or APC, or average revenue per active paying customer, or ARPU, as critical components of the Company’s future growth, and (2) believe that disclosing these two variables will give investors a view of the Company through the eyes of management as contemplated by Section III.B of SEC Release 33-8350:

•

The Company believes that the critical component of the Company’s future growth is to continue to enhance the content of its games to retain and increase the total number of players and popularity of the Company’s games, which is measured by the number of average concurrent users, or ACU, that is calculated based on the daily and monthly averages of the number of concurrent users logged on to a game at 5-minute intervals and includes both paying and non-paying players. While ACU of a game is a real-time indicator of the entire population of all players (both paying gamers and non-paying gamers) that concurrently play a game, APC merely represents a small portion of such total population that pay to play a game. Even though non-paying players do not directly contribute to the Company’s revenues, their participation and interaction with other players in a game critically contribute to a fun and healthy gaming environment and the popularity of a game. With better games and a larger number of total players, there will naturally be more, albeit undeterminable, number of players who will become paying players.

•

The Company does not use APC or ARPU as key performance indicators or try to increase APC or ARPU directly. Neither does the Company monitor APC or ARPU to make business decisions based on these two variables, regardless whether other gaming companies who also use the item-based revenue model utilize these two variables.

•

The performance of members of management is not evaluated based on APC or ARPU. Even though the salaries or bonuses of many members of management and other employees are tied to ACU, none of their salaries or bonuses is tied to APC or ARPU.

•

In management’s view, focusing only on the small number of paying players without trying to bring exciting gaming experiences to all the players is a poor strategy that will severely damage the Company’s long term prospects as it could hurt non-paying players’ experience and balance of a game. This in turn will harm the popularity of a game and the paying players’ willingness to play and pay for the game, resulting in diminished sustainability and earning power of the game.

In addition, the Company does not believe that disclosing APC and ARPU of the Company will be meaningful to the investors. Instead, it can be confusing and potentially misleading to the investors, especially when benchmarking against revenues or comparing trends for different periods, due to the following:

•

APC is defined as the aggregate number of accounts that have been deposited with money at least once during a measuring period. As indicated in the Company’s letter to the Staff on April 12, 2012, the Company’s APC can fluctuate significantly from period to period due to unpredictable nature and timing of the Company’s promotional activities and player deposit and spending patterns.

•

Different types of promotional activities can cause significant fluctuations in APC from period to period. For example, a promotion that encourages very low-pricing transactions for a few selected in-game items could inflate the game’s APC significantly in a period but result in little revenue increase in that period. When APC drops back to normal level in the next period, it may cause confusion to investors who try to understand the general trend in the two consecutive quarters.

•

Different deposit frequencies and spending patterns of paying players can also cause significant fluctuations in APC from period to period, and changes in APC can be confusing or misleading if investors try to associate the changes in APC with changes in the Company’s revenues. A player is considered as an active paying customer when the player makes a deposit to his or her account during a period. However, relevant revenue can only be recognized after the player purchases in-game items with the deposited money and after the purchased items have been fully consumed or expired. There is a lag between the time the player deposits cash and the time revenues can be eventually recognized. For example, assuming a game has two paying players who have the same consumption pattern of in-game items, but Player A prefers to deposit RMB100 at the beginning of each quarter, while Player B prefers to deposit RMB 200 at the beginning of every two quarters. While the same amount of revenues will be recognized from the two players for two consecutive quarters as they both consume RMB 100 per quarter, the APC will be confusing to investors for the respective two quarters—the APC will be two in the first quarter but only one in the second quarter.

•

ARPU is calculated by dividing revenues in a certain period by APC in that period. As a variable derived from APC, ARPU suffers the same deficiencies as APC and may not be indicative of the Company’s business operation or its pricing level at a given period at all. This can be illustrated using the same APC examples discussed previously.

•

A promotion that encourages very low-pricing transactions for a few selected in-game items could cause a sharp increase in the game’s APC in a period. Because revenue in that period changed very little, the game’s ARPU would decrease significantly, even though the overall pricing of in-game items remains unchanged.

•

Assuming a game has two paying players who have the same consumption pattern of in-game items, but Player A prefers to deposit RMB100 at the beginning of each quarter, while Player B prefers to deposit RMB 200 at the beginning of every two quarters. In this case, the APC will be two in the first quarter but only one in the second quarter, thus ARPU will be RMB100 in the first quarter, but RMB200 in the second quarter, even though the overall pricing of in-game items are the same for the two quarters.

•

ARPU suffers a further flaw in the way it is calculated which renders the result even less meaningful. When calculating ARPU, the numerator is the total revenues recognized during a period, but the denominator is the count of players who have deposited money during that period, regardless of whether such deposits are fully or partially recognized as revenues in that period, or whether such deposits are recognized only in the following periods in which those players may not be counted into APC at all.

In light of the above considerations, the Company would appreciate the Staff’s understanding of its intention to continue to disclose ACU, which is a more meaningful and reliable indicator to measure a game’s popularity, but not to disclose APC or ARPU, which tends to be more volatile and suffers the aforementioned deficiencies, in its annual report on Form 20-F.

Major Shareholders and Related Party Transactions, page 98

4.	Please identify the investors of Zhizhu Network that received interest free personal loans from your chief executive officer Mr. Michael Yufeng Chi, as described on page 101.

The Company respectfully advises the Staff that Mr. Michael Yufeng Chi remitted a substantial majority of the RMB20.98 million to Mr. Yunfan Zhang, a shareholder of Zhizhu Network. Mr. Michael Yufeng Chi remitted the remaining payments to Mr. Liang Tian, a then shareholder of Zhizhu Network who no longer holds any equity interest in Zhizhu Network, and to Zhizhu Network directly as instructed by Mr. Yunfan Zhang.

Notes to the Consolidated Financial Statements

Note 24. Commitments and contingencies

b. Contingencies, page F-55

5.	Your state that “were an unfavorable outcome to occur, there exists the possibility of a material adverse impact of the Group.” Please describe in detail the nature and effects of the material adverse impact (e.g., loss of control, reduction of control but maintain status as a primary beneficiary, or payment of damages). In this regard, expand your disclosure to clearly discuss and explain what the impact will be to the Company. Please provide proposed disclosure that addresses this issue.

The Company respectfully advises the Staff that, according to court record, the February 2, 2012 freezing order against the equity interests in PW Network held by Jiuzhou Tianyuan was withdrawn on July 10, 2012. Furthermore, Jiuzhou Tianyuan withdrew its case against the Company on June 27, 2012 without demanding any payment or compensation from the Company.

As discussed in the Company’s response to Comment 1 in this letter, as of the date of this letter, the Company has amended its application for the registration of the equity pledge agreement between PW Software, PW Network and its equity holders with the relevant local AIC and has received pre-approval for the application. The Company is currently in the process of withdrawing the April 2012 freezing order and clearing the freezing orders from the local AIC record to facilitate the final approval of the registration of the equity pledge agreement. As a result, the Company believes that the risk of having unfavorable outcome from these claims disclosed in the 2011 20-F has been substantially reduced and plans to remove the relevant disclosure language in its future filings on Form 20-F.

In addition, as discussed in the Company’s response to Comment 1 in this letter, the Company has disclosed on page 20 of the 2011 20-F the consequences if the Company is unable to ensure the registration of the equity pledge agreement with the appropriate relevant administration for industry and commerce.

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If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau

Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing